73



03024417

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME TNR Resources Ltd.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

FILE NO. 82- 4434 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/10/03

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-4434



British Columbia Securities Commission

03 JUL -3 7:21

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

AR/S
12-31-02

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
TNR RESOURCES LTD.	02	12	31	03	04	30

ISSUER ADDRESS
620 – 650 WEST GEORGIA STREET

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 4N9	604-687-4670	604-687-7551

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
GARY SCHELLENBERG	DIRECTOR	604-687-7551

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	GARY SCHELLENBERG	03	05	09
[signature]	PAUL CHUNG	03	05	09

FIN51-901F Rev.2000/12/19

SCHEDULE A: FINANCIAL INFORMATION

See attached audited consolidated financial statements for the year ended December 31, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached audited consolidated financial statements for the year ended December 31, 2002.

2. See Note 11 of the attached consolidated financial statements for the year ended December 31, 2002.

3. a) For the year ended December 31, 2002, common shares were issued as follows:

Date	Type of Security	Type of Issue	Number of Shares	Price per Share	Total Value	Type of Consideration	Commissions
February 27, 2002	Common shares	Exercise of options	125,000	$ 0.12	$ 15,000	Cash	$ -
February 21, 2002	Common shares	Exercise of options	50,000	0.15	7,500	Cash	-
January 7, 2002	Common shares	Private placement	1,000,000	0.10	100,000	Cash	-
March 5, 2002	Common shares	Mineral property option	100,000	0.10	10,000	Mineral property interest	-
April 15, 2002	Common shares	Exercise of options	50,000	0.12	6,000	Cash	-
June 30, 2002	Common shares	Exercise of options	400,000	0.10	40,000	Cash	-
June 30, 2002	Common shares	Exercise of options	50,000	0.15	7,500	Cash	-
July 30, 2002	Common shares	Payment of debt	200,000	0.13	26,000	Debt settlement	-
September 4, 2002	Common shares	Exercise of warrants	500,000	0.10	50,000	Cash	-
September 26, 2002	Common shares	Private placement	12,000,000	0.10	1,200,000	Cash	51,700
September 26, 2002	Common shares	Private placement	381,500	0.10	31,850	Finders fees	-
October 10, 2002	Common shares	Property acquisition	750,000	0.10	75,000	Property	-
November 14, 2002	Common shares	Flow-through private placement	2,700,000	0.15	405,000	Cash	-
November 14, 2002	Common shares	Finder's fee flow-through	108,000	0.15	16,200	Commission	-
November 15, 2002	Common shares	Property acquisition	100,000	0.22	22,000	Property	-
November 15, 2002	Common shares	Loan payment	30,000	0.13	4,000	Settlement of debt	-
November 15, 2002	Common shares	Finder's fee property acquisition	125,000	0.22	27,500	Commission	-
December 31, 2002	Common shares	Exercise of options	50,000	0.15	7,500	Cash	-

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

b) For the year ended December 31, 2002, incentive stock options were granted as follows:

Date	Optionee	Number of Shares	Exercise Price	Expiry Date
January 31, 2002	Employees	400,000	$ 0.10	January 31, 2004
October 20, 2002	Paul Chung	225,000	0.15	October 20,2004
October 20, 2002	Gary Schellenberg	265,000	0.15	October 20,2004
October 20, 2002	Michael Armstrong	50,000	0.15	October 20,2004
October 20, 2002	Christopher Herald	50,000	0.15	October 20,2004
October 20, 2002	Greg Johnston	50,000	0.15	October 20,2004
October 20, 2002	Employees	200,000	0.15	October 20,2004
October 20, 2002	Consultants	500,000	0.15	October 20,2004
November 20, 2002	Paul Chung	200,000	0.16	November 24, 2004
November 20, 2002	Gary Schellenberg	200,000	0.16	November 24, 2004
November 20, 2002	Michael Armstrong	50,000	0.16	November 24, 2004
November 20, 2002	Greg Johnson	50,000	0.16	November 24, 2004
November 20, 2002	Chris Herald	50,000	0.16	November 24, 2004
November 20, 2002	Employees	250,000	0.16	November 24, 2004

4. a) Authorized: 90,000,000common shares without par value
   10,000,000class "A" non-voting convertible redeemable shares without par value

   b) Issued: 36,416,681common shares with a stated value of $11,013,150
   1,974,907class "A" shares with a stated value of $Nil

   c) See Note 9 of the attached consolidated financial statements.

   d) See Note 9 of the attached consolidated financial statements.

5. List of directors and officers: Gary Schellenberg - Director and President
   Paul Chung - Director
   Michael Armstrong - Director
   Chris Herald – Director
   Greg Johnson – Director

SCHEDULE C: MANAGEMENT DISCUSSION FOR THE YEAR ENDED DECEMBER 31, 2002

Description of Business

Since incorporation in 1988, TNR Resources Ltd. ("TNR") has been engaged in the business of exploration and development of natural resource properties. The Company's exploration activities have focused on its Minera Solitario Argentina projects located in Argentina, South America, that were acquired in 1998 from Solitario Resources Ltd. of Denver, Colorado for the issuance of 1.25 million shares of the TNR Resources Ltd., and more recently the Spring Gold project located in New Brunswick, Canada, the Shotgun and Rock Creek Projects joint-ventured with Nova Gold of Alaska, the Illiamna Lake project joint-ventured with BHP Billiton in Alaska, and the Opikeigen Lake Gold Project joint-ventured with Slam Exploration Ltd. and Pure Gold Minerals Inc.

Discussion of Operations

The year 2002 was an exceptionally active one for TNR Resources Ltd., as the company expanded its exploration presence into Alaska and Canada and signed a Joint Venture that facilitated exploration in Argentina. The significant events of the company's year will be presented chronologically, as follows:

On February 18, 2002, TNR announced that it had entered into a Letter of Agreement to option NovaGold's wholly owned Rock Creek and Shotgun gold deposits in Alaska. Under the terms of the agreement TNR Resources would earn a 49.9% interest in the million-ounce Rock Creek deposit by spending US$10 million dollars towards exploration and development within the next three years to bring the deposit to production. TNR Resources would also earn up to a 70% interest in the million-ounce Shotgun deposit. The company can earn 50% by spending US$3 million dollars on exploration over the next four years and has a further option to earn another 20% interest by spending an additional US$6 million dollars.

On May 22, 2002, TNR announced that Tenke Mining Corp. had signed a Letter of Intent with the Company to acquire a 75% interest in the Batidero Gold Project located in northern San Juan province in Argentina. The property lies between the prolific El Indio and Maricunga gold belts, covering an area of 4,900 hectares. This belt system hosts numerous world-class gold deposits including Veladero/Pascua/Lama (25 million ounces), considered the largest undeveloped gold deposit in the world today. The Batidero Project is highly prospective, hosting a similar geologic sequence and environment as Veladero and other major deposits in the Andean Cordillera. A work program included: detailed mapping, talus, rock chip and stream sediment sampling and a CSAMT (or IP-Res) geophysical survey. According to the terms of the Agreement, Tenke can earn a 75% interest in the Batidero Gold Project through expenditures totaling Cdn $1.5 million over 4 years. In addition, Tenke will issue to TNR 25,000 shares of Tenke each year that the earn-in Agreement is in effect, to a maximum of 100,000 shares.

On September 16, 2002, TNR announced that it had received results from a trench program which was initiated and completed in August on the Rock Creek Gold Project, part of a multi-staged exploration program designed to both expand and upgrade the gold resource as defined by NovaGold Resources Inc. in its 2000 Resource Estimate. High-grade gold mineralization of probable Albion-type was intercepted in trench RKT-104 130 meters southwest of the currently modeled 1200 m long pit outline. A drill program was scheduled for later in the year.

- continued -

SCHEDULE C: MANAGEMENT DISCUSSION FOR THE YEAR ENDED DECEMBER 31, 2002 (cont'd...)

Discussion of Operations (cont'd...)

On October 15, 2002, TNR announced that it was expanding its exploration presence in Alaska by acquiring the right from BHP Minerals International Exploration Inc. to earn a seventy percent (70%) interest in three claim blocks held by BHP Billiton and located in the Lake Illiamna-Bristol Bay area of southwest Alaska. BHP Billiton's results suggested that these claims had the potential to host porphyry copper-gold-molybdenum systems comparable to the Pebble deposit, located some 100 km to the northeast. BHP Billiton's results also suggest large targets bearing striking geophysical similarities to NovaGold Exploration Corp.'s Donlin Creek gold deposit as well as to NovaGold and TNR's Shotgun gold prospect located in the emerging Kuskokwim Gold Belt. The Shotgun project area is located approximately 100 km to the northwest. Under the agreement, BHP Billiton will grant to TNR the exclusive, irrevocable right and option to acquire this undivided interest in the Illiamna-Bristol claims, according to the following provisions: TNR would grant BHP Billiton 1,000,000 share purchase warrants exercisable at $0.40 during the first year and at $0.45 during the second year after the agreement; TNR agreed to incur expenditures of not less than an aggregate of $800,000 on or before two years from the anniversary of this Agreement. BHP Billiton has the right to back in to 70% ownership of the property by taking the project to feasibility, and to 80% by funding TNR's portion of construction. BHP Billiton has six months from the day of TNR's vesting to make a decision and to inform TNR regarding the exercise of this back-in option. TNR agreed to complete not less than an aggregate of 1,750 metres of diamond drilling on the Property on or before the date of two years from this Agreement.

Oct 15, 2002, TNR also announced an acquisition agreement with Slam Exploration Ltd. and Pure Gold Minerals Inc. The agreement allowed TNR to earn a 50% interest in the Opikeigen Lake Gold Project. The 2500-hectare Opikeigen Gold property is located approximately 120 km east of the former gold-mining town of Pickle Lake, Ontario. TNR can earn this 50% interest by making $500,000 in exploration expenditures and payments of 300,000 shares over a two-year period. The property is host to ten gold deposits over a strike length of eight kilometers. The deposits are hosted in a bimodal sequence of mafic and felsic volcanic rocks of the Uchi Subprovince. A geophysical program was scheduled to begin early in 2003.

On November 27, 2002, TNR announced that the Company and NovaGold Resources had completed 12 holes totalling 745.8 metres (1555 feet) on the million-ounce Rock Creek Gold Project in Nome Alaska: five holes of infill drilling, three holes stepping out to the northeast, and three holes stepping out to the southwest. After analysis highlights were shown to include: 2 m of 17.09 g/t gold (0.50 oz/t), 2 m of 18.89 g/t gold (0.53 oz/t), 4 m of 5.12 g/t gold (0.15 oz/t), 12 m of 5.11 g/t gold (0.15 oz/t), 6 m of 7.63 g/t gold (0.22 oz/t), and 10 m 5.49 g/t gold (0.16 oz/t). The overall mineralized zone was extended to more than 1.5 kilometres in strike and remains open along strike and down dip, as indicated by drilling and trenching. A further drilling program was completed in December, with results being released in 2003. (See "Subsequent Events.")

Discussion of Financial Conditions

The Company had administrative and other expenses totalling $600,682 during this year, compared to $206,902 for the year ended December 31, 2002. During the year the Company incurred $784,286 of exploration expenses, which were directed to its Argentina and US operations.

- continued -

SCHEDULE C: MANAGEMENT DISCUSSION FOR THE YEAR ENDED DECEMBER 31, 2002 (cont'd...)

Related Party Transactions

Paid or accrued $30,000 for management services to a director.

Paid or accrued $12,000 for administration fees to the spouse of a director.

Paid or accrued deferred exploration costs of $127,286 to a company having common directors.

Paid or accrued rent of $34,000 to a company having common directors.

Paid or accrued $15,500 for consulting services to a director and a company controlled by a director.

Paid or accrued $10,000 for property investigation to a director.

Note receivable of $65,919 from a public company that has a common director.

Investor Relations

On October 1, 2002 the Company announced that it had hired two well-established firms -- Michael Baybak and Company, Inc., and Capital Associates -- to provide media and investor relation services to publicize TNR's exploration activities and to promote the company to the media and to potential shareholders.

Subsequent Events

Subsequent to the fiscal year ending December 31, 2002, the company has seen numerous material changes.

On February 6, 2003, TNR and NovaGold announced the results from core drilling on the Rock Creek Property. Drilling continued to intercept high-grade gold mineralization within the Albion zone and in the surrounding stockwork vein mineralization. Drill highlights included: Hole 101 with 34.0 meters grading 1.61 g/t gold, including 2 meters at 17.09 g/t; Hole 102 with 61.0 meters grading 1.50 g/t, including 4 meters at 5.12 g/t, Hole 105 with 88.0 meters grading 1.27 g/t, including 10 meters at 5.49 g/t; Hole 115 with 8 meters grading 3.55 g/t and 12 meters grading 4.03 g/t gold; and Hole 116 with 116.3 meters grading 1.73 g/t, including 16 meters grading 3.05 g/t and a separate interval of 28 meters grading 4.60 g/t gold. On April 28, 2003, however, TNR elected to drop its option to earn an interest in the Rock Creek Project, turning its NovaGold Joint-Venture focus exclusively to the Shotgun Project. With the ability to earn a 70% interest in and to operate the Shotgun Project, management believes that focusing on this joint venture will best serve TNR shareholders. TNR expects to enhance shareholder value through exploration and discovery of new mineable ounces of gold. TNR will channel its efforts to the development of the Shotgun resource and continue to seek partners for its other gold assets.

- continued -

SCHEDULE C: MANAGEMENT DISCUSSION FOR THE YEAR ENDED DECEMBER 31, 2002 (cont'd...)

Subsequent Events (cont'd...)

On February 3, 2003 Tenke Mining Corp. announced that it had scheduled a drill program on the Batidero Project, in which it has an option to earn a 75% interest from TNR. Subsequent to year end Tenke conducted a modest drill program of 5 holes. Results are not available at this time.

On February 20, 2003 TNR announced that exploration had commenced on its Opikeigen Lake Project. A crew mobilized to the area to conduct an extensive IP survey over the Fort Hope Mine and previously discovered gold-zones. Results are being analyzed, and plans are being made for a 2003 drill program.

Financing Summary

In conjunction with the agreement with NovaGold, TNR arranged a private placement to raise $1,200,000 through the issuance of 12,000,000 Units at $0.10 per Unit. Each Unit was comprised of one common share and one warrant for the purchase of one additional common share for a period of one year at an exercise price of $0.21. The Company used the proceeds of the private placement to advance work on the Rock Creek and other projects.

On October 21, 2002, TNR announced that it had closed the private placement of $405,000 with a syndicate led by Dundee Securities Corporation. The Private Placement comprised 2,700,000 Flow-Through Units at an issue price of $0.15 per Flow-Through Unit. Each Flow-Through Unit consisted of one Flow-Through Common Share and one-half non-transferable Common Share Purchase Warrant. Each whole Common Share Purchase Warrant entitles the holder to purchase one Common Share at a price of $0.20 per Common Share for a period of 24 months from the Closing Date. The gross proceeds of the Private Placement will be used for the development of the TNR's Opikeigen Lake Gold Property in Ontario.

In October the Company was given a $30,000 grant by the Ministry of Mines in New Brunswick to continue to explore the Company's Spring project located 25 km WNW of Fredericton. The company utilized the grant in order to drill two drill holes designed to test the projects gold potential to depth. The results did not immediately warrant further exploration.

Liquidity and Capital Resources

As at December 31, 2002 the issuer had 36,416,681 net shares outstanding for a market capitalization of $8,375,837. The issuers working capital surplus as at December 31, 2002 is $397,406 compared with a ($19,736) deficit in December 2001.

TNR RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002

AUDITORS' REPORT

To the Shareholders of
TNR Resources Ltd.

We have audited the consolidated balance sheets of TNR Resources Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Davidson & Company

Vancouver, Canada

Chartered Accountants

April 30, 2003

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

TNR RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

	2002	2001
ASSETS		
Current		
Cash	$ 89,482	$ 31,576
Funds held in trust (Note 2)	22,930	-
Restricted cash (Note 13)	329,888	-
Receivables	16,651	6,493
Marketable securities (Note 3)	20,000	-
Note receivable (Note 4)	65,919	-
	544,870	38,069
Capital assets (Note 5)	7,429	4,360
Mineral properties (Note 6)	797,627	595,728
Deferred exploration costs (Note 7)	2,117,156	1,932,907
	$ 3,467,082	$ 2,571,064
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 107,464	$ 27,805
Current portion of long-term debt	40,000	30,000
	147,464	57,805
Long-term debt (Note 8)	50,000	90,000
	197,464	147,805
Shareholders' equity		
Capital stock (Note 9)	11,013,150	9,061,850
Share subscriptions received	-	100,000
Contributed surplus (Note 10)	201,265	-
Deficit	(7,944,797)	(6,738,591)
	3,269,618	2,423,259
	$ 3,467,082	$ 2,571,064

Nature and continuance of operations (Note 1)
Subsequent events (Note 16)
On behalf of the Board:

_______________ Director _______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

TNR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED DECEMBER 31

	2002	2001
EXPENSES		
Administration fees	$ 12,000	$ 12,000
Amortization	1,867	1,545
Argentina administration	52,609	-
Consulting	34,346	23,751
Filing fees	20,445	10,105
Interest	-	6,808
Management fees	30,000	30,000
Office and miscellaneous	24,832	20,622
Professional fees	84,226	30,256
Property investigation	10,000	3,284
Rent	34,000	27,500
Shareholder communications	140,377	25,547
Stock-based compensation	83,866	-
Telecommunications	4,252	3,825
Transfer agent fees	7,978	4,819
Travel and promotion	45,324	6,840
Wages and benefits	14,560	-
Loss before other items	(600,682)	(206,902)
OTHER ITEMS		
Interest income	2,013	20,480
Write-off of mineral properties (Note 6)	(50,000)	-
Write-off of deferred exploration costs (Note 7)	(557,537)	-
	(605,524)	20,480
Loss for the year	(1,206,206)	(186,422)
Deficit, beginning of year	(6,738,591)	(6,552,169)
Deficit, end of year	$ (7,944,797)	$ (6,738,591)
Basic and diluted loss per common share	$ (0.05)	$ (0.01)
Weighted average number of common shares outstanding	23,235,688	$ 17,275,038

The accompanying notes are an integral part of these consolidated financial statements.

TNR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (1,206,206)	$ (186,422)
Items not affecting cash:		
Amortization	1,867	1,545
Write-off of mineral properties	50,000	-
Write-off of deferred exploration costs	557,537	-
Accrued interest on long-term debt	-	6,808
Accrued interest on note receivable	(919)	-
Stock-based compensation	83,866	-
Changes in non-cash working capital items:		
Increase in receivables	(10,158)	(2,695)
Increase (decrease) in accounts payable and accrued liabilities	79,659	(40,553)
Net cash used in operating activities	(444,354)	(221,317)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital assets	(4,936)	-
Deferred exploration costs	(784,286)	(793,229)
Mineral properties	-	(7,452)
Recovery of deferred exploration costs	22,500	28,000
Increase in note receivable	(65,000)	-
Net cash used in investing activities	(831,722)	(772,681)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital stock issued	1,686,800	507,500
Share subscriptions received	-	100,000
Net cash provided by financing activities	1,686,800	607,500
Change in cash during the year	410,724	(386,498)
Cash position, beginning of year	31,576	418,074
Cash position, end of year	$ 442,300	$ 31,576
Cash position represented by:		
Cash	$ 89,482	$ 1,576
Funds held in trust	22,930	-
Restricted cash	329,888	-
	$ 442,300	$ 31,576

Supplemental disclosures with respect to cash flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The Company is considered to be in the exploration stage with respect to its interests in mineral properties.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company's operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

	2002	2001
Deficit	$ (7,944,797)	$ (6,738,591)
Working capital (deficiency)	397,406	(19,736)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Solitario de Argentina, S.A. and Compania Minera San Juan S.A., companies incorporated in Argentina. All significant inter-company balances and transactions have been eliminated.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Marketable securities

Marketable securities are recorded at the lower of cost or market value on an aggregate basis. Realized gains or losses on sale of securities are determined based on special cost basis.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share consideration and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold, abandoned or management has determined there to be an impairment. These costs will be amortized over the proven reserves available on the related property following commencement of production.

Values

The amounts shown for mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Provision for site restoration

Site restoration and cleanup costs for exploration projects are estimated and charged to operations when reasonably determinable. Upon commencement of production, estimated future costs for reclamation and closure of producing properties will be provided over the life of the orebody on a unit-of-production basis.

Government grants

Government assistance is recorded when received as either a cost recovery in deferred exploration or credited in the statement of operations as demanded by the terms and conditions of the agreement under which the assistance is provided to the Company.

Risk management

The Company's largest non-monetary assets are its mineral exploration interests in Argentina. The Company could accordingly be at risk for foreign currency fluctuations and developing legal and political environments.

The Company does not maintain significant cash or other monetary assets or liabilities in Argentina. The Company relies on local consultants for the management of its exploration activities and for legal and accounting matters.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is recorded on a declining balance basis at the following rates:

Office equipment	20%
Computer equipment	30%

Foreign currency translation

Financial statements of the Company's foreign subsidiary are translated into Canadian dollars using the temporal method whereby all monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transaction dates. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings except for those arising on the translation of long term monetary items which are deferred and amortized over the lives of those items.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock-based compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange ("TSX-V"). Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends that fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has elected not to use the fair value method of accounting for stock options granted to employees but continues to apply the same policy as in prior years. Any consideration paid upon exercise of the stock options is credited to share capital. When the fair value based method of accounting is not used for stock-based transactions with employees pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted must be discussed as outlined in Note 9. Fair value based method of accounting must be applied to all stock options granted to non-employees.

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with the recent recommendations of the Canadian Institute of Chartered Accountants. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive.

Basic and diluted loss per share is calculated using the weighted average number of shares outstanding during the year.

Flow-through common shares

Resource expenditure deductions for income tax purposes, related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Capital stock is reduced and future income tax liability increased by the estimated tax benefits transferred to shareholders.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. MARKETABLE SECURITIES

Marketable securities is comprised of the following:

	2002	2001
Cost at December 31	$ 20,000	$ -
Market value at December 31	$ 23,250	$ -

4. NOTE RECEIVABLE

The note receivable is due from Dasher Resources Ltd. a company with a common director. The note bears interest at 12% per annum and is repayable by May 19, 2003.

Principal amount	$ 65,000
Accrued interest	919
	$ 65,919

5. CAPITAL ASSETS

	2002			2001		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office furniture	$ 8,309	$ 6,856	$ 1,453	$ 8,309	$ 6,493	$ 1,816
Computer equipment	11,444	5,468	5,976	6,508	3,964	2,544
	$ 19,753	$ 12,324	$ 7,429	$ 14,817	$ 10,457	$ 4,360

6. MINERAL PROPERTIES

	December 31, 2001	Additions	Write-offs	December 31, 2002
Argentina				
Solitario Properties	$ 595,728	$ -	$ -	$ 595,728
Canada				
Opikeigen Lake (Ontario)	-	49,500	-	49,500
Spring Gold Claims (New Brunswick)	-	10,000	-	10,000
United States				
Shotgun Claims (Alaska)	-	142,399	-	142,399
Lake Illiamma-Bristol Bay (Alaska)	-	-	-	-
Rock Creek Claims (Alaska)	-	50,000	(50,000)	-
	$ 595,728	$ 251,899	$ (50,000)	$ 797,627

	December 31, 2000	Additions	Write-offs	December 31, 2001
Argentina				
Solitario Properties	$ 588,276	$ 7,452	$ -	$ 595,728

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Solitario Properties (Argentina)

The Company has a 100% interest in 14 mineral properties located in Northwest Argentina. To date the Company has exploration data on seven of the mineral properties, but no exploration data on seven remaining mineral properties. It is the intention of the Company to explore the seven remaining mineral properties itself or in joint ventures with other interested parties.

6. MINERAL PROPERTIES (cont'd...)

Solitario Properties (Argentina) (cont'd...)

During the current year, the Company granted an option to Tenke Mining Corp. ("Tenke") to acquire a 75% interest in the Cateo 17 mineral properties for proceeds of 100,000 common shares of Tenke over a four year period (25,000 shares received for a value of $20,000) and incurring exploration expenses of $1,500,000.

Opikeigen Lake (Ontario)

The Company entered into a letter of intent on October 9, 2002 to acquire a 50% interest in the Opikeigen Lake gold property located east of Pickle Lake, Ontario. As consideration, the Company issued 100,000 common shares at a value of $22,000, agreed to issue an additional 200,000 common shares and incur $500,000 in staged exploration expenditures over two years. In addition, 125,000 common shares of the Company were issued at a value of $27,500 as finder's fees.

Spring Gold Claims (New Brunswick)

The Company entered into an option agreement on November 6, 2001 to obtain a 51% interest in the Spring property located in New Brunswick. In order to obtain its interest the Company incurred exploration costs of $50,000 and issued 100,000 common shares at a value of $10,000. As part of financing these exploration costs the Company entered into an agreement with the Province of New Brunswick whereby the province granted monies to the Company for exploration costs incurred. These grants, when received, are recorded as costs recovered. In fiscal 2001, the Company received $28,000 and during the current year, the Company received $22,500 from the Province of New Brunswick.

Shotgun Claims (Alaska)

The Company entered into an option agreement to acquire a 50% interest in certain unpatented mineral claims located in the Kuskokwim and Bristol Bay recording district, Alaska. The Company agreed to expend US$3,000,000 in staged exploration expenditures to May 31, 2006 and to issue common shares in four annual instalments (250,000 shares issued at a value of $25,000). The second instalment is $125,000 of common shares, third instalment is $250,000 of common shares and fourth instalment is $500,000 of common shares (effective to a total issue for all instalments of 4,000,000 common shares). After the first option is completed, the Company has a further option to earn an additional 20% interest by expending a further US$6,000,000 to May 31, 2009 and to issue $1,000,000 of common shares. The claims are subject to a 5% net proceeds royalty. As a finder's fee, the Company issued warrants to acquire 2,500,000 common shares exercisable at $0.10 per share until October 4, 2004. The fair market value of these warrants using the Black-Scholes pricing model was $117,399.

6. MINERAL PROPERTIES (cont'd...)

Lake Illiamna-Bristol Bay (Alaska)

The Company entered into a farm-out agreement with BHP Mineral Exploration Inc. ("BHP") to acquire the right to earn a 70% interest in certain mineral claim blocks located in the Lake Illiamna-Bristol Bay area, Alaska. The Company agreed to the following:

i) Maintain a trust balance of US$15,900 with its legal counsel by August 1, 2003. Such balance to increase to US$75,600 if certain mineral claims are converted to State claims.

ii) Incur exploration costs of not less than $800,000 on or before September 30, 2004. These costs must include 1,750 meters of diamond drilling.

iii) Issue to BHP, 1,000,000 share purchase warrants. The warrants are exercisable for a period of two years at an exercise price of $0.40 per share in the first year and $0.45 per share in the second year.

iv) Incur cumulative exploration costs of $2,500,000 on or before September 26, 2006.

As a finder's fee, the Company issued 200,000 common shares at a value of $40,000 subsequent to December 31, 2002. BHP has the right to back in to a 70% ownership of the property by financing the project to feasibility study and to 80% by financing the property to bring a mine into commercial production.

Rock Creek Claims (Alaska)

The Company entered into an option agreement in June 2002 to acquire a 49.9% interest in certain patented mineral claims and mining leases located in the Cape Nome recording district, Alaska for consideration of US$50,000 (not paid), US$9,950,000 in staged exploration expenditures to May 31, 2005 and issuing 500,000 common shares of the Company (issued) at a value of $50,000. As a finder's fee, the Company issued warrants to acquire 1,000,000 common shares exercisable at $0.10 until October 4, 2004.

Subsequent to December 31, 2002 the Company decided not to continue with the agreement. Therefore, the acquisition costs of $50,000 and deferred exploration costs of $557,537 were written off to operations during the current year.

7. DEFERRED EXPLORATION COSTS

2002	Alaska	Argentina	Canada	Total
Administrative	$ 20,679	$ -	$ 5,585	$ 26,264
Assaying	30,002	2,516	780	33,298
Drilling	185,314	-	35,651	220,965
Field expenditures	68,981	-	1,991	70,972
Field personnel	46,690	36,539	21,095	104,324
Geological consulting	138,028	44,802	5,221	188,051
Legal	6,906	9,220	-	16,126
Miscellaneous	20,297	-	569	20,866
Property leases and taxes	15,688	35,039	1,298	52,025
Transportation and freight	46,344	2,294	2,757	51,395
	578,929	130,410	74,947	784,286
Costs recovered	-	(20,000)	(22,500)	(42,500)
Written off during the year	(557,537)	-	-	(557,537)
Net deferred costs for the year	21,392	110,410	52,447	184,249
Balance, beginning of year	-	1,888,726	44,181	1,932,907
Balance, end of year	$ 21,392	$ 1,999,136	$ 96,628	$ 2,117,156

2001	Argentina	Canada	Total
Assaying	$ 11,552	$ 2,039	$ 13,591
Communications	17,858	-	17,858
Drilling	-	26,594	26,594
Field expenditures and equipment charges	273,119	6,759	279,878
Field personnel	293,935	15,450	309,385
Management fees	58,055	7,934	65,989
Professional fees	30,658	10,000	40,658
Property leases and taxes	29,034	900	29,934
Transportation and freight	6,837	2,505	9,342
	721,048	72,181	793,229
Costs recovered	-	(28,000)	(28,000)
Net deferred costs for the year	721,048	44,181	765,229
Balance, beginning of year	1,167,678	-	1,167,678
Balance, end of year	$ 1,888,726	$ 44,181	$ 1,932,907

8. LONG-TERM DEBT

After opting out of the Takatu Joint Venture in Guyana (2000), the Company owed its joint venture partner, Champion Resources Inc. ("Champion"), $133,192. During 2001, the Company and Champion entered into a loan agreement, incorporating a one-time interest accrual of $6,808 on the balance owing. During the current year, the Company issued 230,000 common shares to settle the $30,000 payment. The remaining balance of the loan including the accrued interest, is payable as follows:

	2002	2001
July 1, 2002	$ -	$ 30,000
July 1, 2003	40,000	40,000
July 1, 2004	50,000	50,000
	90,000	120,000
Less: current portion	(40,000)	(30,000)
	$ 50,000	$ 90,000

9. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
90,000,000 common shares, without par value		
10,000,000 Class "A" non-voting convertible redeemable shares, without par value		
Issued		
1,974,907 Class "A" shares (2001 - 1,974,907) with a stated value of $Nil		
Balance as at December 31, 2000	16,852,895	$ 8,534,350
Exercise of stock options	50,000	7,500
Exercise of warrants	714,286	500,000
Settlement of debt	80,000	20,000

- *continued* -

9. **CAPITAL STOCK** (cont'd...)

	Number of Shares	Amount
Continued...		
Balance as at December 31, 2001	17,697,181	9,061,850
Flow-through placement	2,700,000	405,000
Finder's fee on flow-through placement	108,000	-
Private placements	13,000,000	1,300,000
Finder's fee on private placements	381,500	-
Exercise of warrants	500,000	50,000
Exercise of stock options	725,000	83,500
Acquisition of mineral properties	950,000	107,000
Settlement of long-term debt	230,000	30,000
Finder's fee on mineral properties	125,000	27,500
Share issue costs	-	(51,700)
Balance as at December 31, 2002	36,416,681	$ 11,013,150

Stock options

The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of the issued and outstanding common stock. The exercise price of each option is based on the market price of the Company's stock for a period preceding the date of grant. The options can be granted for a maximum term of 5 years.

As at December 31, 2002, the following incentive stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date
228,000	$ 0.15	January 2, 2003
272,500	0.12	March 12, 2003 (subsequently expired)
1,340,000	0.15	October 20, 2004
800,000	0.16	November 24, 2004

9. **CAPITAL STOCK** (cont'd...)

Stock option transactions and the number of share options outstanding are summarized as follows:

	Number of Options		Weighted Average Exercise Price
Balance, December 31, 2000	1,082,189	$	0.21
Options granted	1,050,500		0.14
Options expired/cancelled	(315,000)		0.19
Options exercised	(50,000)		0.15
Balance, December 31, 2001	1,767,689		0.17
Options granted	2,540,000		0.15
Options expired/cancelled	(942,189)		0.21
Options exercised	(725,000)		0.12
Balance, December 31, 2002	2,640,500	$	0.15
Number of options exercisable at December 31, 2002	2,640,500	$	0.15

Stock-based compensation

As permitted by CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"), the Company has elected to continue to apply the same policy as in prior years for employee stock options. Under this method, no compensation expense is recognized when stock options are issued, as the exercise price of each option equals the minimum of the market value at the date immediately preceding the grant. Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations of the year, with pro forma results as presented below. Under the transitional provisions of Section 3870, comparative figures are not required.

Loss as reported	$ (1,206,206)
Compensation expense under Section 3870	(213,937)
Pro forma net loss	$ (1,420,143)
Pro forma basic and diluted loss per share	$ (0.06)

9. CAPITAL STOCK (cont'd...)

The following assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	Employees	Consultants
Risk-free interest rate	3.54%	3.32% - 3.59%
Expected life of options	2 years	2 years
Annualized volatility	129.69%	122.78% - 132.91%
Dividend	0.00%	0.00%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Warrants

At December 31, 2002, warrants were outstanding enabling holders to acquire shares as follows:

Number of Shares	Exercise Price	Expiry Date
12,000,000	$ 0.21	August 2, 2004
3,500,000	0.10	September 17, 2004
1,000,000	0.40	November 18, 2003
	then at 0.45	November 18, 2004
1,350,000	0.20	November 14, 2004

10. CONTRIBUTED SURPLUS

	2002	2001
Finder's fee on mineral property	$ 117,399	$ -
Stock-based compensation	83,866	-
	$ 201,265	$ -

During the current year, the Company recorded the fair value of the finder's fee on the acquisition of the Shotgun claims as outlined in Note 4 and the fair value of stock options issued to consultants as outlined in Note 9.

11. RELATED PARTY TRANSACTIONS

During the year, the Company entered into the following transactions with related parties:

a) Paid or accrued $30,000 (2001 - $30,000) for management services to a director.

b) Paid or accrued $12,000 (2001 - $12,000) for administration fees to the spouse of a director.

c) Paid or accrued deferred exploration costs of $127,286 (2001 - $57,344) to a company having common directors.

d) Paid or accrued rent of $34,000 (2001 - $27,500) to a company having common directors.

e) Paid or accrued $15,500 (2001 - $Nil) for consulting services to a director and a company controlled by a director.

f) Paid or accrued $10,000 (2001 - $Nil) for property investigation to a director.

Included in accounts payable and accrued liabilities at December 31, 2002 is $10,031 (2001 - $7,194) which is due to a director and a company having common directors. The fair value of the amounts due to related parties is not determinable as they have no fixed terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

12. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

		2002		2001
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-

Significant non-cash transactions during the year ended December 31, 2002:

a) The Company issued 950,000 common shares pursuant to several property payments, as outlined in Note 6, for a total agreed value of $107,000 as follows:

	Common Shares		Agreed Value
Opikeigen Lake	100,000	$	22,000
Spring Gold Claims	100,000		10,000
Shotgun Claims	250,000		25,000
Rock Creek Claims	500,000		50,000
	950,000	$	107,000

12. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont'd...)

b) The Company issued 125,000 common shares for an agreed value of $27,500 as a finder's fee on the acquisition of the Opikeigen Lake Gold property.

c) The Company issued 230,000 common shares to settle $30,000 of long-term debt.

d) The Company issued 1,000,000 common shares for total proceeds of $100,000 received as share subscriptions for the fiscal year ended December 31, 2001.

e) The Company received 25,000 common shares of Tenke for an agreed value of $20,000, pursuant to the option agreement outlined in Note 6, Solitario Properties (Argentina).

Significant non-cash transactions during the year ended December 31, 2001 consisted of the Company issuing 80,000 common shares to settle $20,000 of debt.

13. INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2002	2001
Loss for the year	$ (1,206,206)	$ (186,422)
Expected income tax recovery at statutory rates	$ (477,658)	$ (83,144)
Non-taxable items	240,585	-
Unrecognized benefits of non-capital losses	237,073	83,144
Total current income taxes (recovery)	$ -	$ -

The significant components of the Company's future income taxes assets and (liabilities) are as follows:

	2002	2001
Future income tax assets:		
Non-capital loss carryforwards	$ 964,900	$ 960,200
Mineral property and related exploration expenditure	1,541,300	1,557,300
Capital assets	11,500	14,700
Future income tax assets	2,517,700	2,532,200
Future income tax liabilities		
Resource property costs due to flow-through shares	(28,200)	-
Net future income tax assets	2,489,500	2,532,200
Valuation allowable	(2,489,500)	(2,532,200)
Net future income tax liabilities	$ -	$ -

13. INCOME TAXES (cont'd...)

During the year ended December 31, 2002, the Company issued 2,700,000 common shares on a flow-through basis for gross proceeds of $405,000 of which $75,100 was renounced in 2002 and $329,888 will be renounced in 2003. The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company's resource properties.

The Company has available for deduction against future taxable income non-capital losses of approximately $2,540,000. These losses, if not utilized, will expire commencing in 2003. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

14. SEGMENTED INFORMATION

All of the Company's operations are in the mining industry with its principal business activity in the exploration of mineral properties. The Company has mineral properties located in Argentina, Canada and United States. Accordingly, the Company's operating areas are considered segments for financial reporting purposes by geological segments and are as follows:

	2002	2001
Loss for the year		
Argentina	$ (52,609)	$ -
Canada	(546,060)	(186,422)
United States	(607,537)	-
	$ (1,206,206)	$ (186,422)

	2002	2001
Assets		
Argentina	$ 2,594,864	$ 2,484,454
Canada	708,427	86,610
United States	163,791	-
	$ 3,467,082	$ 2,571,064

15. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, funds held in trust, marketable securities, note receivable, receivables, restricted cash, accounts payable and accrued liabilities and long-term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

16. SUBSEQUENT EVENTS

Subsequent to December 31, 2002 the Company

a) Issued 1,700,000 common shares at $0.10 per share pursuant to the exercise of share purchase warrants.

b) Issued 278,000 common shares at $0.15 per share which are subscriptions receivable, pursuant to the exercise of stock options.

c) Issued 200,000 common shares for an agreed value of $40,000 pursuant to the finder's fee agreement for the acquisition of Lake Illiamma-Bristol Bay (Alaska).

d) Granted 1,650,000 stock options to directors and employees at $0.15 per share, expiring February 28, 2005.

e) Prepaid 8 months investor relation's fees of $40,000.

TNR RESOURCES LTD.

2003 ANNUAL GENERAL MEETING
and
EXTRAORDINARY GENERAL MEETING

2003 Annual General Meeting and
Extraordinary General Meeting Materials Attached:

Notice of Meeting

Information Circular

Proxy

Financial Statements

The 2003 Annual General Meeting and Extraordinary General Meeting of the shareholders of TNR Resources Ltd. is being held at 620 – 650 W. Georgia St, Vancouver, B.C., V6B 4N9, on Wednesday, June 4, 2003 at 10:00 a.m.

TNR Resources Ltd.
Suite 620 – 650 W. Georgia Street
Vancouver, British Columbia, V6B 4N9
Phone: (604) 687-7551 and Fax: (604) 687-4670

TNR RESOURCES LTD.

TNR RESOURCES LTD.

Suite 620-650 West Georgia Street
Vancouver, British Columbia V6B 4N9

NOTICE OF ANNUAL AND EXTRAORDINARY MEETING OF SHAREHOLDERS TO BE HELD ON WEDNESDAY, JUNE 4, 2003

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of TNR Resources Ltd. (the "Corporation") will be held at Suite 620, 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9, on Wednesday, June 4, 2003 at 10:00 a.m. for the following purposes:

1. To have placed before the Meeting the Report to Shareholders, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2002 and the auditors' report thereon;
2. To elect directors for the ensuing year;
3. To appoint auditors for the Company and authorize the Directors to fix the remuneration of the auditors;
4. To pass a special resolution authorizing the alteration of the Memorandum to Consolidate the Common Shares of the Company;
5. To pass a special resolution altering the Memorandum by changing the Company's name.
6. To transact such other business as may properly come before the Meeting or any adjournment thereof;

all as more particularly set out in the attached Management Information Circular. The Report to Shareholders, audited financial statements and auditors' report are included in the accompanying Annual Report.

The Directors have fixed the close of business on April 30, 2003 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting either in person or by proxy.

BY ORDER OF THE BOARD OF DIRECTORS

"Gary Schellenberg"
Director

April 30, 2003
Vancouver, British Columbia

The Board of Directors encourages each shareholder to attend the Meeting in person. **WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.** If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person.

TO BE EFFECTIVE, PROXIES MUST BE RECEIVED BY THE CORPORATION'S TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, 10TH floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, FACSIMILE (604) 689-8144, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS) BEFORE THE TIME OF THE MEETING.

The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Non-registered shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

TNR RESOURCES LTD.

620 – 650 West Georgia Street
Vancouver, B.C., V6B 4N9

MANAGEMENT INFORMATION CIRCULAR FOR THE 2003 ANNUAL AND EXTRAORDINARY GENERAL MEETING OF MEMBERS

This information is given as at April 30, 2003

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management (the "Management") of **TNR RESOURCES LTD.** (the "Company"), for use at the Annual General Meeting (the "Meeting"), of the members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. It is expected that the solicitation will be primarily by Mail. Proxies may also be solicited personally by employees of the Company. Cost of the Solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. **A member has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, a member shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy.**

The completed instrument of proxy must be dated and signed and the duly completed instrument of proxy must be deposited at the Company's registered office at Suite 620 - 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be signed by the member or by his duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the member is a corporation, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof.

The articles of the Company confer discretionary authority upon the Chairman of the Meeting to accept proxies which do not strictly conform to the foregoing requirements and certain other requirements set forth in the articles.

In addition to revocation in any other manner permitted by law, a member may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a member present in person, whereupon such proxy shall be deemed to be have been revoked.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only registered members or duly appointed proxyholders are permitted to vote at the Meeting. Most members of the Company are "non-registered" members ("Non-Registered Holders") because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their shares. In addition, a person is not a registered shareholder in respect of shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 ("NI 54-101") of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Instrument of Proxy (collectively, the "Proxy Solicitation Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Proxy Solicitation Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them or unless there is a special meeting involving abridged timing under NI 54-101. Very often, Intermediaries will use service companies, such as ADP Independent Investor Communication Corporation ("ADP"), to forward the Proxy Solicitation Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Proxy Solicitation Materials, or where there is a special meeting involving abridged timing under NI 54-101, will either:

(a) be given a form of proxy which **has already been signed by the Intermediary** (typically by facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise incomplete. Because the Intermediary has already signed the form of Proxy, this form of Proxy is not required to be signed by the Non-Registered Holder when submitting the Proxy. In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete the form of Proxy and **deposit it with the Transfer Agent as provided above**; or

(b) more typically, be given a voting instruction form which is **not signed by the Intermediary**, and which when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company** (such as ADP), will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. In the alternative, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of Proxy, properly complete and sign the form of Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who received one of the above mentioned forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert their own name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary or its agents, including those regarding when and where the Proxy or proxy authorization form is to be delivered.**

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed and, where directions are given by the member in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting and for the election of the management nominees for directors and auditor, as stated under the headings in this Information Circular. The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. At the time of printing of this Information Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of 100,000,000 shares divided into 90,000,000 common shares without par value and 10,000,000 Class "A" Non-voting Convertible Redeemable Shares without par value. As at April 30, 2003 there are 38,594,681 common shares and 1,974,907 Class A Non-voting Convertible Redeemable Shares issued and outstanding. Each Common Share carries the right to one vote. At a general meeting of the Company, on a show of hands, every member present in person shall have one vote and, on a poll, every member shall have one vote for each share of which he is the holder.

Only members of record on the close of business on the 30th day of April, 2003, who either personally attend the Meeting or who complete and deliver an instrument of proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company only the following own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

NAME OF MEMBER	NUMBER OF SHARES	PERCENTAGE OF ISSUED AND OUTSTANDING SHARES
None		

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as previously disclosed in an Information Circular, no insider, no proposed nominee for election as a director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Compensation

The following table (presented in accordance with the rules ("the Rules") made under the Securities Act (British Columbia) sets forth all annual and long term compensation for services, in all capacities, to the Company in each of the three financial years ended December 31, 2002, in respect of the Chief Executive Officer and each of the Company's other four most highly paid executive officers as at December 31, 2002 with annual compensation in excess of $100,000, and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively, the "Named Executive Officers").

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Period Ended Dec 31	Salary	Bonus	Other Annual Compensation	Securities Under Options granted (#)	Restricted Common Shares or Restricted Share Units	LTIP Payouts	All other Compensation
Gary D. A. Schellenberg President	2002	$30,000	Nil	Nil	465,000(1)	Nil	Nil	Nil
	2001	$30,000.	Nil	Nil	328,000(2)	Nil	Nil	Nil
	2000	$30,000	Nil	Nil	510,189	Nil	Nil	Nil

(1) 200,000 exercisable at $0.16 expiring November 24, 2004, plus 265,000 options at $0.15 expiring October 20, 2004.

(2) 228,000 options at $.15 exercisable January 2, 2003 and 100,000 options at $.12 expired March 12, 2003.

B. <u>Long-term Incentive Plan ("LTIP") Awards</u>

The Company does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to any Named Executive Officers during the financial year ended December 31, 2002.

C. Options and Stock Appreciation Rights ("SARs")

The Company granted the following stock options to purchase common shares during the fiscal year ended December 31, 2002 to Named Executive Officers.

6

OPTION/SAR GRANTS TO NAMED EXECUTICE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees & Directors in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Gary Schellenberg	265,000 200,000	10.4% 7.9%	$0.15 $0.16	$0.15 $0.16	Oct. 20, 2004 Nov. 24,2004

The following are the particulars of all stock options which were granted since the date of commencement of the Company' last completed financial year on January 1, 2002, and remaining outstanding. No options were exercised during this period.

ALL OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Optionee	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees & Directors in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
3 Consultants and Employees	400,000	15.6%	$0.10	$0.10	Jan. 31, 2004
5 Directors 6 Consultants and Employees	550,000 250,000	31.25%	$0.16	$0.16	Nov. 24, 2004
5 Directors 8 Consultants and Employees	640,000 720,000	53.13%	$0.15	$0.15	Oct. .20, 2004

AGGREGATED OPTIONS/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTIONS/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/Unexercisable
Michael G. Armstrong	50,000	$7,500.00	Nil	Nil
Gary Schellenberg	228,000	$34,200	37,500	$5,625

During the most recently completed financial year, a total of $30,000. was paid or accrued in management fees to Gary D. A. Schellenberg, President and a Director of the Company pursuant to a management agreement.

The Company has no formal plans pursuant to which cash or non-cash compensation was paid or distributed to executive officers during the most recently completed financial year.

There are no formal plans pursuant to which options to purchase securities of the Company were or may be granted to executive officers. The Company grants incentive stock options from time to time to its Directors, Officers and Employees in accordance with TSX Venture Exchange Policy at the discretion of its Board of Directors.

E. Termination of Employment, Changes in Responsibility & Employment Contracts

There are no employment contracts between the Company and any of its Named Executive Officers. The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers of the Company to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000, except as referred to under the heading "Management Contracts" below.

F. Management Contracts

Pursuant to a Management Contract with the Company, the Chief Executive Officer of the Company receives the sum of $2,500. per month, plus reasonable expenses, which Management Contract is renewable on an annual basis.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No person who is or at any time during the most recently completed financial year was a director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons has been indebted to the Company at any time since the commencement of the Company's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Election of Directors

Management intends to propose for adoption an ordinary resolution that the number of directors of the Company be fixed at five.

Advance notice of the Meeting was published pursuant to section 111 of the *Company Act* in the Vancouver Province on March 18, 2003, and no nominations for directors were received from the members of the Company.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the members unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees herein listed. **Management does not contemplate that any of the nominees will be unable to serve as a director.**

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name of Nominee and Present Offices Held	**Present Principal Occupation[1]**	**Director Since**	**Shares Beneficially Owned or Controlled[3]**
Gary D. A. Schellenberg[1] President and Director	Geologist/Resource Executive	August, 1990	584,143
Paul Chung[1] Secretary and Director	Geologist	December, 1994	46,977
Michael G. Armstrong [1] Director	Barrister and Solicitor	December 1995	Nil
Christopher Engle Herald[2] Director	Resource Executive	June 22, 1998	Nil
Greg Johnson	Geologist/Resource Executive	June 19, 2002	100,000

(1) Includes occupations for the preceding 5 years unless the director was elected at the previous Annual Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.
(2) Member of Audit Committee.
(3) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

The above information was provided by management of the Company.

Pursuant to the provisions of the *Company Act* of British Columbia, the Company is required to have an audit committee which, at the present time, is comprised of Gary D. A. Schellenberg, Paul Chung and Michael G. Armstrong. The Company does not have an executive committee.

B. Appointment of Auditor

The persons named in the enclosed instrument of proxy will vote for the reappointment of Davidson & Company Chartered Accountants, of Vancouver, B.C. as auditor of the Company for the ensuing year, at a remuneration to be fixed by the directors.

C. Consolidation & Name Change

The board of directors of the Company has determined that in order to provide the widest opportunity to raise additional capital for the Company's projects it is in the best interests of the Company to obtain shareholder approval, which the directors will have the right not to act on, to a consolidation of the Common Shares of the Company on the basis of up to Four (4) post Consolidated Common Share for each One (1) pre-consolidated Common Share, or such other lesser number of pre-consolidated Common Shares as the board of directors and management of the Company may determine appropriate and the regulatory bodies having jurisdiction may accept.

In the event of a consolidation securities regulations require that the Company change its name. The Directors have proposed that the name of the Company in such event be changed to TNR MINING LTD., or such other name as may be proposed by the directors and acceptable to regulatory authorities.

Shareholders of the Company will be asked to consider and, if thought appropriate, approve and adopt with or without modification, a special resolution authorizing the consolidation and name change, and the resulting amendment to the Company's Memorandum. The special resolution will confer discretionary authority on the board of directors, if it deems appropriate, to revoke the special resolution before it is acted upon. A special resolution requires approval by a majority of not less than 75% of the votes cast in respect of the special resolution. **In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of this resolution.**

The text of the special resolution in respect of the approval of the Consolidation and name change which management intends to place before the Meeting for approval, confirmation and adoption, with or without modification, is as follows:

"Be it resolved as a special resolution of the Company that:

1. **The Memorandum of the Company be altered by changing the name of the Company from TNR Resources Ltd. to TNR MINING LTD., or such other name as is acceptable to the director and regulatory authorities;**

2. **The authorized capital of the Company be altered by consolidating all of the 90,000,000 authorized common shares without par value of which 38,594,681 common shares are issued, into 22,500,000 common shares without par value of which 9,648,670 common shares are issued, every four of such shares being consolidated into one share, or such lesser consolidation ratio as the Directors may determine;**

3. **The authorized capital of the Company be increased from 32,500,000 shares comprised of 22,500,000 common shares without par value of which 9,648,670 common shares are issued, and 10,000,000 Class "A" Non-voting Convertible Redeemable Shares of which 1,974,907 are issued, to 100,000,000 shares divided into 90,000,000 common shares of which 9,648,670 common shares are issued and 10,000,000 Class "A" Non-voting Convertible Redeemable Shares of which 1,974,907 are issued. No fractional shares are to be issued and all such fractional shares will be purchased by the Company through Pacific Corporate Trust Company, on the basis of $.15 for each whole share, such fractional shares being consolidated into whole shares and sold by the Company, through Pacific Corporate Trust Company, pursuant to the provisions of Section 238 of the Company Act, R.S.B.C. 1996, Chapter 62;**

4. ***Paragraphs 1 and 2 of the Memorandum be altered to read:***

   "1. The name of the Company is TNR MINING LTD.

   2. The authorized capital of the Company consists of 100,000,000 shares divided into 90,000,000 common shares without par value and 10,000,000 Class "A" Non-voting Convertible Redeemable Shares. The special rights and restrictions attached to the Class "A" non-voting convertible redeemable shares are set out in the Articles of the Company. "

   AND THAT the Memorandum of the Company be altered so that it shall be in the form set out in Schedule "A" attached to this resolution and the same be and is hereby adopted as the Memorandum of the Company.

5. **the shareholders of the Company hereby expressly authorize the board of directors to exercise its discretion as circumstances may require to revoke this resolution before it is acted upon, without requiring further approval of the shareholders in that regard; and**

6. **any one or more directors and officers of the Company are hereby authorized on behalf of the Company to take all necessary steps and proceedings, to execute and deliver any and all declarations, agreements, documents and other instruments, including the filing of articles of amendment with the appropriate regulatory authorities to give effect to this consolidation and to do all such other acts and things that may be necessary or desirable to give effect to this resolution including, without**

limitation, the delivery of an amended Memorandum of Association in the prescribed form with the appropriate registry."

OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the directors of the Company.

DATED at Vancouver, British Columbia, this 30th day of April 30, 2003.

BY ORDER OF THE BOARD

"Gary D. A. Schellenberg"
Gary Schellenberg, President

ALBERTA CERTIFICATE

The foregoing contains no untrue statement of a material fact (as defined in the Securities Act (Alberta) as amended), and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it is made.

"Gary D. A. Schellenberg"
Gary Schellenberg, President, CEO

"Paul Chung"
Paul Chung, Director, CFO

//

TNR RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002

AUDITORS' REPORT

To the Shareholders of
TNR Resources Ltd.

We have audited the consolidated balance sheets of TNR Resources Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Davidson & Company

Vancouver, Canada

April 30, 2003

Chartered Accountants

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

TNR RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

	2002	2001
ASSETS		
Current		
Cash	$ 89,482	$ 31,576
Funds held in trust (Note 2)	22,930	-
Restricted cash (Note 13)	329,888	-
Receivables	16,651	6,493
Marketable securities (Note 3)	20,000	-
Note receivable (Note 4)	65,919	-
	544,870	38,069
Capital assets (Note 5)	7,429	4,360
Mineral properties (Note 6)	797,627	595,728
Deferred exploration costs (Note 7)	2,117,156	1,932,907
	$ 3,467,082	$ 2,571,064
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 107,464	$ 27,805
Current portion of long-term debt	40,000	30,000
	147,464	57,805
Long-term debt (Note 8)	50,000	90,000
	197,464	147,805
Shareholders' equity		
Capital stock (Note 9)	11,013,150	9,061,850
Share subscriptions received	-	100,000
Contributed surplus (Note 10)	201,265	-
Deficit	(7,944,797)	(6,738,591)
	3,269,618	2,423,259
	$ 3,467,082	$ 2,571,064

Nature and continuance of operations (Note 1)
Subsequent events (Note 16)
On behalf of the Board:

_______________ Director _______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

TNR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED DECEMBER 31

	2002	2001
EXPENSES		
Administration fees	$ 12,000	$ 12,000
Amortization	1,867	1,545
Argentina administration	52,609	-
Consulting	34,346	23,751
Filing fees	20,445	10,105
Interest	-	6,808
Management fees	30,000	30,000
Office and miscellaneous	24,832	20,622
Professional fees	84,226	30,256
Property investigation	10,000	3,284
Rent	34,000	27,500
Shareholder communications	140,377	25,547
Stock-based compensation	83,866	-
Telecommunications	4,252	3,825
Transfer agent fees	7,978	4,819
Travel and promotion	45,324	6,840
Wages and benefits	14,560	-
Loss before other items	(600,682)	(206,902)
OTHER ITEMS		
Interest income	2,013	20,480
Write-off of mineral properties (Note 6)	(50,000)	-
Write-off of deferred exploration costs (Note 7)	(557,537)	-
	(605,524)	20,480
Loss for the year	(1,206,206)	(186,422)
Deficit, beginning of year	(6,738,591)	(6,552,169)
Deficit, end of year	$ (7,944,797)	$ (6,738,591)
Basic and diluted loss per common share	$ (0.05)	$ (0.01)
Weighted average number of common shares outstanding	23,235,688	$ 17,275,038

The accompanying notes are an integral part of these consolidated financial statements.

TNR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (1,206,206)	$ (186,422)
Items not affecting cash:		
Amortization	1,867	1,545
Write-off of mineral properties	50,000	-
Write-off of deferred exploration costs	557,537	-
Accrued interest on long-term debt	-	6,808
Accrued interest on note receivable	(919)	-
Stock-based compensation	83,866	-
Changes in non-cash working capital items:		
Increase in receivables	(10,158)	(2,695)
Increase (decrease) in accounts payable and accrued liabilities	79,659	(40,553)
Net cash used in operating activities	(444,354)	(221,317)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital assets	(4,936)	-
Deferred exploration costs	(784,286)	(793,229)
Mineral properties	-	(7,452)
Recovery of deferred exploration costs	22,500	28,000
Increase in note receivable	(65,000)	-
Net cash used in investing activities	(831,722)	(772,681)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital stock issued	1,686,800	507,500
Share subscriptions received	-	100,000
Net cash provided by financing activities	1,686,800	607,500
Change in cash during the year	410,724	(386,498)
Cash position, beginning of year	31,576	418,074
Cash position, end of year	$ 442,300	$ 31,576
Cash position represented by:		
Cash	$ 89,482	$ 1,576
Funds held in trust	22,930	-
Restricted cash	329,888	-
	$ 442,300	$ 31,576

Supplemental disclosures with respect to cash flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The Company is considered to be in the exploration stage with respect to its interests in mineral properties.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company's operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

	2002	2001
Deficit	$ (7,944,797)	$ (6,738,591)
Working capital (deficiency)	397,406	(19,736)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Solitario de Argentina, S.A. and Compania Minera San Juan S.A., companies incorporated in Argentina. All significant inter-company balances and transactions have been eliminated.



2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

Marketable securities

Marketable securities are recorded at the lower of cost or market value on an aggregate basis. Realized gains or losses on sale of securities are determined based on special cost basis.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share consideration and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold, abandoned or management has determined there to be an impairment. These costs will be amortized over the proven reserves available on the related property following commencement of production.

Values

The amounts shown for mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.



2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Provision for site restoration

Site restoration and cleanup costs for exploration projects are estimated and charged to operations when reasonably determinable. Upon commencement of production, estimated future costs for reclamation and closure of producing properties will be provided over the life of the orebody on a unit-of-production basis.

Government grants

Government assistance is recorded when received as either a cost recovery in deferred exploration or credited in the statement of operations as demanded by the terms and conditions of the agreement under which the assistance is provided to the Company.

Risk management

The Company's largest non-monetary assets are its mineral exploration interests in Argentina. The Company could accordingly be at risk for foreign currency fluctuations and developing legal and political environments.

The Company does not maintain significant cash or other monetary assets or liabilities in Argentina. The Company relies on local consultants for the management of its exploration activities and for legal and accounting matters.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is recorded on a declining balance basis at the following rates:

Office equipment	20%
Computer equipment	30%

Foreign currency translation

Financial statements of the Company's foreign subsidiary are translated into Canadian dollars using the temporal method whereby all monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transaction dates. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings except for those arising on the translation of long term monetary items which are deferred and amortized over the lives of those items.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock-based compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange ("TSX-V"). Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends that fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has elected not to use the fair value method of accounting for stock options granted to employees but continues to apply the same policy as in prior years. Any consideration paid upon exercise of the stock options is credited to share capital. When the fair value based method of accounting is not used for stock-based transactions with employees pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted must be discussed as outlined in Note 9. Fair value based method of accounting must be applied to all stock options granted to non-employees.

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with the recent recommendations of the Canadian Institute of Chartered Accountants. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive.

Basic and diluted loss per share is calculated using the weighted average number of shares outstanding during the year.

Flow-through common shares

Resource expenditure deductions for income tax purposes, related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Capital stock is reduced and future income tax liability increased by the estimated tax benefits transferred to shareholders.



2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. MARKETABLE SECURITIES

Marketable securities is comprised of the following:

	2002	2001
Cost at December 31	$ 20,000	$ -
Market value at December 31	$ 23,250	$ -

4. NOTE RECEIVABLE

The note receivable is due from Dasher Resources Ltd. a company with a common director. The note bears interest at 12% per annum and is repayable by May 19, 2003.

Principal amount	$ 65,000
Accrued interest	919
	$ 65,919

5. CAPITAL ASSETS

	2002			2001		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office furniture	$ 8,309	$ 6,856	$ 1,453	$ 8,309	$ 6,493	$ 1,816
Computer equipment	11,444	5,468	5,976	6,508	3,964	2,544
	$ 19,753	$ 12,324	$ 7,429	$ 14,817	$ 10,457	$ 4,360

6. MINERAL PROPERTIES

	December 31, 2001	Additions	Write-offs	December 31, 2002
Argentina				
Solitario Properties	$ 595,728	$ -	$ -	$ 595,728
Canada				
Opikeigen Lake (Ontario)	-	49,500	-	49,500
Spring Gold Claims (New Brunswick)	-	10,000	-	10,000
United States				
Shotgun Claims (Alaska)	-	142,399	-	142,399
Lake Illiamma-Bristol Bay (Alaska)	-	-	-	-
Rock Creek Claims (Alaska)	-	50,000	(50,000)	-
	$ 595,728	$ 251,899	$ (50,000)	$ 797,627

	December 31, 2000	Additions	Write-offs	December 31, 2001
Argentina				
Solitario Properties	$ 588,276	$ 7,452	$ -	$ 595,728

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Solitario Properties (Argentina)

The Company has a 100% interest in 14 mineral properties located in Northwest Argentina. To date the Company has exploration data on seven of the mineral properties, but no exploration data on seven remaining mineral properties. It is the intention of the Company to explore the seven remaining mineral properties itself or in joint ventures with other interested parties.

6. **MINERAL PROPERTIES** (cont'd...)

Solitario Properties (Argentina) (cont'd...)

During the current year, the Company granted an option to Tenke Mining Corp. ("Tenke") to acquire a 75% interest in the Cateo 17 mineral properties for proceeds of 100,000 common shares of Tenke over a four year period (25,000 shares received for a value of $20,000) and incurring exploration expenses of $1,500,000.

Opikeigen Lake (Ontario)

The Company entered into a letter of intent on October 9, 2002 to acquire a 50% interest in the Opikeigen Lake gold property located east of Pickle Lake, Ontario. As consideration, the Company issued 100,000 common shares at a value of $22,000, agreed to issue an additional 200,000 common shares and incur $500,000 in staged exploration expenditures over two years. In addition, 125,000 common shares of the Company were issued at a value of $27,500 as finder's fees.

Spring Gold Claims (New Brunswick)

The Company entered into an option agreement on November 6, 2001 to obtain a 51% interest in the Spring property located in New Brunswick. In order to obtain its interest the Company incurred exploration costs of $50,000 and issued 100,000 common shares at a value of $10,000. As part of financing these exploration costs the Company entered into an agreement with the Province of New Brunswick whereby the province granted monies to the Company for exploration costs incurred. These grants, when received, are recorded as costs recovered. In fiscal 2001, the Company received $28,000 and during the current year, the Company received $22,500 from the Province of New Brunswick.

Shotgun Claims (Alaska)

The Company entered into an option agreement to acquire a 50% interest in certain unpatented mineral claims located in the Kuskokwim and Bristol Bay recording district, Alaska. The Company agreed to expend US$3,000,000 in staged exploration expenditures to May 31, 2006 and to issue common shares in four annual instalments (250,000 shares issued at a value of $25,000). The second instalment is $125,000 of common shares, third instalment is $250,000 of common shares and fourth instalment is $500,000 of common shares (effective to a total issue for all instalments of 4,000,000 common shares). After the first option is completed, the Company has a further option to earn an additional 20% interest by expending a further US$6,000,000 to May 31, 2009 and to issue $1,000,000 of common shares. The claims are subject to a 5% net proceeds royalty. As a finder's fee, the Company issued warrants to acquire 2,500,000 common shares exercisable at $0.10 per share until October 4, 2004. The fair market value of these warrants using the Black-Scholes pricing model was $117,399.

6. **MINERAL PROPERTIES** (cont'd…)

Lake Illiamna-Bristol Bay (Alaska)

The Company entered into a farm-out agreement with BHP Mineral Exploration Inc. ("BHP") to acquire the right to earn a 70% interest in certain mineral claim blocks located in the Lake Illiamna-Bristol Bay area, Alaska. The Company agreed to the following:

i) Maintain a trust balance of US$15,900 with its legal counsel by August 1, 2003. Such balance to increase to US$75,600 if certain mineral claims are converted to State claims.

ii) Incur exploration costs of not less than $800,000 on or before September 30, 2004. These costs must include 1,750 meters of diamond drilling.

iii) Issue to BHP, 1,000,000 share purchase warrants. The warrants are exercisable for a period of two years at an exercise price of $0.40 per share in the first year and $0.45 per share in the second year.

iv) Incur cumulative exploration costs of $2,500,000 on or before September 26, 2006.

As a finder's fee, the Company issued 200,000 common shares at a value of $40,000 subsequent to December 31, 2002. BHP has the right to back in to a 70% ownership of the property by financing the project to feasibility study and to 80% by financing the property to bring a mine into commercial production.

Rock Creek Claims (Alaska)

The Company entered into an option agreement in June 2002 to acquire a 49.9% interest in certain patented mineral claims and mining leases located in the Cape Nome recording district, Alaska for consideration of US$50,000 (not paid); US$9,950,000 in staged exploration expenditures to May 31, 2005 and issuing 500,000 common shares of the Company (issued) at a value of $50,000. As a finder's fee, the Company issued warrants to acquire 1,000,000 common shares exercisable at $0.10 until October 4, 2004.

Subsequent to December 31, 2002 the Company decided not to continue with the agreement. Therefore, the acquisition costs of $50,000 and deferred exploration costs of $557,537 were written off to operations during the current year.

7. DEFERRED EXPLORATION COSTS

2002	Alaska	Argentina	Canada	Total
Administrative	$ 20,679	$ -	$ 5,585	$ 26,264
Assaying	30,002	2,516	780	33,298
Drilling	185,314	-	35,651	220,965
Field expenditures	68,981	-	1,991	70,972
Field personnel	46,690	36,539	21,095	104,324
Geological consulting	138,028	44,802	5,221	188,051
Legal	6,906	9,220	-	16,126
Miscellaneous	20,297	-	569	20,866
Property leases and taxes	15,688	35,039	1,298	52,025
Transportation and freight	46,344	2,294	2,757	51,395
	578,929	130,410	74,947	784,286
Costs recovered	-	(20,000)	(22,500)	(42,500)
Written off during the year	(557,537)	-	-	(557,537)
Net deferred costs for the year	21,392	110,410	52,447	184,249
Balance, beginning of year	-	1,888,726	44,181	1,932,907
Balance, end of year	$ 21,392	$ 1,999,136	$ 96,628	$ 2,117,156

2001	Argentina	Canada	Total
Assaying	$ 11,552	$ 2,039	$ 13,591
Communications	17,858	-	17,858
Drilling	-	26,594	26,594
Field expenditures and equipment charges	273,119	6,759	279,878
Field personnel	293,935	15,450	309,385
Management fees	58,055	7,934	65,989
Professional fees	30,658	10,000	40,658
Property leases and taxes	29,034	900	29,934
Transportation and freight	6,837	2,505	9,342
	721,048	72,181	793,229
Costs recovered	-	(28,000)	(28,000)
Net deferred costs for the year	721,048	44,181	765,229
Balance, beginning of year	1,167,678	-	1,167,678
Balance, end of year	$ 1,888,726	$ 44,181	$ 1,932,907

8. LONG-TERM DEBT

After opting out of the Takatu Joint Venture in Guyana (2000), the Company owed its joint venture partner, Champion Resources Inc. ("Champion"), $133,192. During 2001, the Company and Champion entered into a loan agreement, incorporating a one-time interest accrual of $6,808 on the balance owing. During the current year, the Company issued 230,000 common shares to settle the $30,000 payment. The remaining balance of the loan including the accrued interest, is payable as follows:

	2002	2001
July 1, 2002	$ -	$ 30,000
July 1, 2003	40,000	40,000
July 1, 2004	50,000	50,000
	90,000	120,000
Less: current portion	(40,000)	(30,000)
	$ 50,000	$ 90,000

9. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
90,000,000 common shares, without par value		
10,000,000 Class "A" non-voting convertible redeemable shares, without par value		
Issued		
1,974,907 Class "A" shares (2001 - 1,974,907) with a stated value of $Nil		
Balance as at December 31, 2000	16,852,895	$ 8,534,350
Exercise of stock options	50,000	7,500
Exercise of warrants	714,286	500,000
Settlement of debt	80,000	20,000

- *continued* -

9. **CAPITAL STOCK** (cont'd...)

	Number of Shares	Amount
Continued...		
Balance as at December 31, 2001	17,697,181	9,061,850
Flow-through placement	2,700,000	405,000
Finder's fee on flow-through placement	108,000	-
Private placements	13,000,000	1,300,000
Finder's fee on private placements	381,500	-
Exercise of warrants	500,000	50,000
Exercise of stock options	725,000	83,500
Acquisition of mineral properties	950,000	107,000
Settlement of long-term debt	230,000	30,000
Finder's fee on mineral properties	125,000	27,500
Share issue costs	-	(51,700)
Balance as at December 31, 2002	36,416,681	$ 11,013,150

Stock options

The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of the issued and outstanding common stock. The exercise price of each option is based on the market price of the Company's stock for a period preceding the date of grant. The options can be granted for a maximum term of 5 years.

As at December 31, 2002, the following incentive stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date
228,000	$ 0.15	January 2, 2003
272,500	0.12	March 12, 2003 (subsequently expired)
1,340,000	0.15	October 20, 2004
800,000	0.16	November 24, 2004



9. CAPITAL STOCK (cont'd...)

Stock option transactions and the number of share options outstanding are summarized as follows:

	Number of Options		Weighted Average Exercise Price
Balance, December 31, 2000	1,082,189	$	0.21
Options granted	1,050,500		0.14
Options expired/cancelled	(315,000)		0.19
Options exercised	(50,000)		0.15
Balance, December 31, 2001	1,767,689		0.17
Options granted	2,540,000		0.15
Options expired/cancelled	(942,189)		0.21
Options exercised	(725,000)		0.12
Balance, December 31, 2002	2,640,500	$	0.15
Number of options exercisable at December 31, 2002	2,640,500	$	0.15

Stock-based compensation

As permitted by CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"), the Company has elected to continue to apply the same policy as in prior years for employee stock options. Under this method, no compensation expense is recognized when stock options are issued, as the exercise price of each option equals the minimum of the market value at the date immediately preceding the grant. Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations of the year, with pro forma results as presented below. Under the transitional provisions of Section 3870, comparative figures are not required.

Loss as reported	$ (1,206,206)
Compensation expense under Section 3870	(213,937)
Pro forma net loss	$ (1,420,143)
Pro forma basic and diluted loss per share	$ (0.06)

9. CAPITAL STOCK (cont'd...)

The following assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	Employees	Consultants
Risk-free interest rate	3.54%	3.32% - 3.59%
Expected life of options	2 years	2 years
Annualized volatility	129.69%	122.78% - 132.91%
Dividend	0.00%	0.00%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Warrants

At December 31, 2002, warrants were outstanding enabling holders to acquire shares as follows:

Number of Shares	Exercise Price	Expiry Date
12,000,000	$ 0.21	August 2, 2004
3,500,000	0.10	September 17, 2004
1,000,000	0.40	November 18, 2003
	then at 0.45	November 18, 2004
1,350,000	0.20	November 14, 2004

10. CONTRIBUTED SURPLUS

	2002	2001
Finder's fee on mineral property	$ 117,399	$ -
Stock-based compensation	83,866	-
	$ 201,265	$ -

During the current year, the Company recorded the fair value of the finder's fee on the acquisition of the Shotgun claims as outlined in Note 4 and the fair value of stock options issued to consultants as outlined in Note 9.


29

11. RELATED PARTY TRANSACTIONS

During the year, the Company entered into the following transactions with related parties:

a) Paid or accrued $30,000 (2001 - $30,000) for management services to a director.

b) Paid or accrued $12,000 (2001 - $12,000) for administration fees to the spouse of a director.

c) Paid or accrued deferred exploration costs of $127,286 (2001 - $57,344) to a company having common directors.

d) Paid or accrued rent of $34,000 (2001 - $27,500) to a company having common directors.

e) Paid or accrued $15,500 (2001 - $Nil) for consulting services to a director and a company controlled by a director.

f) Paid or accrued $10,000 (2001 - $Nil) for property investigation to a director.

Included in accounts payable and accrued liabilities at December 31, 2002 is $10,031 (2001 - $7,194) which is due to a director and a company having common directors. The fair value of the amounts due to related parties is not determinable as they have no fixed terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

12. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

		2002		2001
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-

Significant non-cash transactions during the year ended December 31, 2002:

a) The Company issued 950,000 common shares pursuant to several property payments, as outlined in Note 6, for a total agreed value of $107,000 as follows:

	Common Shares		Agreed Value
Opikeigen Lake	100,000	$	22,000
Spring Gold Claims	100,000		10,000
Shotgun Claims	250,000		25,000
Rock Creek Claims	500,000		50,000
	950,000	$	107,000

12. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont'd...)

b) The Company issued 125,000 common shares for an agreed value of $27,500 as a finder's fee on the acquisition of the Opikeigen Lake Gold property.

c) The Company issued 230,000 common shares to settle $30,000 of long-term debt.

d) The Company issued 1,000,000 common shares for total proceeds of $100,000 received as share subscriptions for the fiscal year ended December 31, 2001.

e) The Company received 25,000 common shares of Tenke for an agreed value of $20,000, pursuant to the option agreement outlined in Note 6, Solitario Properties (Argentina).

Significant non-cash transactions during the year ended December 31, 2001 consisted of the Company issuing 80,000 common shares to settle $20,000 of debt.

13. INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

		2002		2001
Loss for the year	$	(1,206,206)	$	(186,422)
Expected income tax recovery at statutory rates	$	(477,658)	$	(83,144)
Non-taxable items		240,585		-
Unrecognized benefits of non-capital losses		237,073		83,144
Total current income taxes (recovery)	$	-	$	-

The significant components of the Company's future income taxes assets and (liabilities) are as follows:

		2002		2001
Future income tax assets:				
Non-capital loss carryforwards	$	964,900	$	960,200
Mineral property and related exploration expenditure		1,541,300		1,557,300
Capital assets		11,500		14,700
Future income tax assets		2,517,700		2,532,200
Future income tax liabilities				
Resource property costs due to flow-through shares		(28,200)		-
Net future income tax assets		2,489,500		2,532,200
Valuation allowable		(2,489,500)		(2,532,200)
Net future income tax liabilities	$	-	$	-

13. INCOME TAXES (cont'd...)

During the year ended December 31, 2002, the Company issued 2,700,000 common shares on a flow-through basis for gross proceeds of $405,000 of which $75,100 was renounced in 2002 and $329,888 will be renounced in 2003. The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company's resource properties.

The Company has available for deduction against future taxable income non-capital losses of approximately $2,540,000. These losses, if not utilized, will expire commencing in 2003. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

14. SEGMENTED INFORMATION

All of the Company's operations are in the mining industry with its principal business activity in the exploration of mineral properties. The Company has mineral properties located in Argentina, Canada and United States. Accordingly, the Company's operating areas are considered segments for financial reporting purposes by geological segments and are as follows:

	2002	2001
Loss for the year		
Argentina	$ (52,609)	$ -
Canada	(546,060)	(186,422)
United States	(607,537)	-
	$ (1,206,206)	$ (186,422)

	2002	2001
Assets		
Argentina	$ 2,594,864	$ 2,484,454
Canada	708,427	86,610
United States	163,791	-
	$ 3,467,082	$ 2,571,064

15. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, funds held in trust, marketable securities, note receivable, receivables, restricted cash, accounts payable and accrued liabilities and long-term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

16. SUBSEQUENT EVENTS

Subsequent to December 31, 2002 the Company

a) Issued 1,700,000 common shares at $0.10 per share pursuant to the exercise of share purchase warrants.

b) Issued 278,000 common shares at $0.15 per share which are subscriptions receivable, pursuant to the exercise of stock options.

c) Issued 200,000 common shares for an agreed value of $40,000 pursuant to the finder's fee agreement for the acquisition of Lake Illiamma-Bristol Bay (Alaska).

d) Granted 1,650,000 stock options to directors and employees at $0.15 per share, expiring February 28, 2005.

e) Prepaid 8 months investor relation's fees of $40,000.

SCHEDULE C: MANAGEMENT DISCUSSION FOR THE YEAR ENDED DECEMBER 31, 2002

Description of Business

Since incorporation in 1988, TNR Resources Ltd. ("TNR") has been engaged in the business of exploration and development of natural resource properties. The Company's exploration activities have focused on its Minera Solitario Argentina projects located in Argentina, South America, that were acquired in 1998 from Solitario Resources Ltd. of Denver, Colorado for the issuance of 1.25 million shares of the TNR Resources Ltd., and more recently the Spring Gold project located in New Brunswick, Canada, the Shotgun and Rock Creek Projects joint-ventured with Nova Gold of Alaska, the Illiamna Lake project joint-ventured with BHP Billiton in Alaska, and the Opikeigen Lake Gold Project joint-ventured with Slam Exploration Ltd. and Pure Gold Minerals Inc.

Discussion of Operations

The year 2002 was an exceptionally active one for TNR Resources Ltd., as the company expanded its exploration presence into Alaska and Canada and signed a Joint Venture that facilitated exploration in Argentina. The significant events of the company's year will be presented chronologically, as follows:

On February 18, 2002, TNR announced that it had entered into a Letter of Agreement to option NovaGold's wholly owned Rock Creek and Shotgun gold deposits in Alaska. Under the terms of the agreement TNR Resources would earn a 49.9% interest in the million-ounce Rock Creek deposit by spending US$10 million dollars towards exploration and development within the next three years to bring the deposit to production. TNR Resources would also earn up to a 70% interest in the million-ounce Shotgun deposit. The company can earn 50% by spending US$3 million dollars on exploration over the next four years and has a further option to earn another 20% interest by spending an additional US$6 million dollars.

On May 22, 2002, TNR announced that Tenke Mining Corp. had signed a Letter of Intent with the Company to acquire a 75% interest in the Batidero Gold Project located in northern San Juan province in Argentina. The property lies between the prolific El Indio and Maricunga gold belts, covering an area of 4,900 hectares. This belt system hosts numerous world-class gold deposits including Veladero/Pascua/Lama (25 million ounces), considered the largest undeveloped gold deposit in the world today. The Batidero Project is highly prospective, hosting a similar geologic sequence and environment as Veladero and other major deposits in the Andean Cordillera. A work program included: detailed mapping, talus, rock chip and stream sediment sampling and a CSAMT (or IP-Res) geophysical survey. According to the terms of the Agreement, Tenke can earn a 75% interest in the Batidero Gold Project through expenditures totaling Cdn $1.5 million over 4 years. In addition, Tenke will issue to TNR 25,000 shares of Tenke each year that the earn-in Agreement is in effect, to a maximum of 100,000 shares.

On September 16, 2002, TNR announced that it had received results from a trench program which was initiated and completed in August on the Rock Creek Gold Project, part of a multi-staged exploration program designed to both expand and upgrade the gold resource as defined by NovaGold Resources Inc. in its 2000 Resource Estimate. High-grade gold mineralization of probable Albion-type was intercepted in trench RKT-104 130 meters southwest of the currently modeled 1200 m long pit outline. A drill program was scheduled for later in the year.

- continued -

SCHEDULE C: MANAGEMENT DISCUSSION FOR THE YEAR ENDED DECEMBER 31, 2002 (cont'd...)

Discussion of Operations (cont'd...)

On October 15, 2002, TNR announced that it was expanding its exploration presence in Alaska by acquiring the right from BHP Minerals International Exploration Inc. to earn a seventy percent (70%) interest in three claim blocks held by BHP Billiton and located in the Lake Illiamna-Bristol Bay area of southwest Alaska. BHP Billiton's results suggested that these claims had the potential to host porphyry copper-gold-molybdenum systems comparable to the Pebble deposit, located some 100 km to the northeast. BHP Billiton's results also suggest large targets bearing striking geophysical similarities to NovaGold Exploration Corp.'s Donlin Creek gold deposit as well as to NovaGold and TNR's Shotgun gold prospect located in the emerging Kuskokwim Gold Belt. The Shotgun project area is located approximately 100 km to the northwest. Under the agreement, BHP Billiton will grant to TNR the exclusive, irrevocable right and option to acquire this undivided interest in the Illiamna-Bristol claims, according to the following provisions: TNR would grant BHP Billiton 1,000,000 share purchase warrants exercisable at $0.40 during the first year and at $0.45 during the second year after the agreement; TNR agreed to incur expenditures of not less than an aggregate of $800,000 on or before two years from the anniversary of this Agreement. BHP Billiton has the right to back in to 70% ownership of the property by taking the project to feasibility, and to 80% by funding TNR's portion of construction. BHP Billiton has six months from the day of TNR's vesting to make a decision and to inform TNR regarding the exercise of this back-in option. TNR agreed to complete not less than an aggregate of 1,750 metres of diamond drilling on the Property on or before the date of two years from this Agreement.

Oct 15, 2002, TNR also announced an acquisition agreement with Slam Exploration Ltd. and Pure Gold Minerals Inc. The agreement allowed TNR to earn a 50% interest in the Opikeigen Lake Gold Project. The 2500-hectare Opikeigen Gold property is located approximately 120 km east of the former gold-mining town of Pickle Lake, Ontario. TNR can earn this 50% interest by making $500,000 in exploration expenditures and payments of 300,000 shares over a two-year period. The property is host to ten gold deposits over a strike length of eight kilometers. The deposits are hosted in a bimodal sequence of mafic and felsic volcanic rocks of the Uchi Subprovince. A geophysical program was scheduled to begin early in 2003.

On November 27, 2002, TNR announced that the Company and NovaGold Resources had completed 12 holes totalling 745.8 metres (1555 feet) on the million-ounce Rock Creek Gold Project in Nome Alaska: five holes of infill drilling, three holes stepping out to the northeast, and three holes stepping out to the southwest. After analysis highlights were shown to include: 2 m of 17.09 g/t gold (0.50 oz/t), 2 m of 18.89 g/t gold (0.53 oz/t), 4 m of 5.12 g/t gold (0.15 oz/t), 12 m of 5.11 g/t gold (0.15 oz/t), 6 m of 7.63 g/t gold (0.22 oz/t), and 10 m 5.49 g/t gold (0.16 oz/t). The overall mineralized zone was extended to more than 1.5 kilometres in strike and remains open along strike and down dip, as indicated by drilling and trenching. A further drilling program was completed in December, with results being released in 2003. (See "Subsequent Events.")

Discussion of Financial Conditions

The Company had administrative and other expenses totalling $600,682 during this year, compared to $206,902 for the year ended December 31, 2002. During the year the Company incurred $784,286 of exploration expenses, which were directed to its Argentina and US operations.

- continued -

SCHEDULE C: MANAGEMENT DISCUSSION FOR THE YEAR ENDED DECEMBER 31, 2002 (cont'd...)

Related Party Transactions

Paid or accrued $30,000 for management services to a director.

Paid or accrued $12,000 for administration fees to the spouse of a director.

Paid or accrued deferred exploration costs of $127,286 to a company having common directors.

Paid or accrued rent of $34,000 to a company having common directors.

Paid or accrued $15,500 for consulting services to a director and a company controlled by a director.

Paid or accrued $10,000 for property investigation to a director.

Note receivable of $65,919 from a public company that has a common director.

Investor Relations

On October 1, 2002 the Company announced that it had hired two well-established firms -- Michael Baybak and Company, Inc., and Capital Associates -- to provide media and investor relation services to publicize TNR's exploration activities and to promote the company to the media and to potential shareholders.

Subsequent Events

Subsequent to the fiscal year ending December 31, 2002, the company has seen numerous material changes.

On February 6, 2003, TNR and NovaGold announced the results from core drilling on the Rock Creek Property. Drilling continued to intercept high-grade gold mineralization within the Albion zone and in the surrounding stockwork vein mineralization. Drill highlights included: Hole 101 with 34.0 meters grading 1.61 g/t gold, including 2 meters at 17.09 g/t; Hole 102 with 61.0 meters grading 1.50 g/t, including 4 meters at 5.12 g/t, Hole 105 with 88.0 meters grading 1.27 g/t, including 10 meters at 5.49 g/t; Hole 115 with 8 meters grading 3.55 g/t and 12 meters grading 4.03 g/t gold; and Hole 116 with 116.3 meters grading 1.73 g/t, including 16 meters grading 3.05 g/t and a separate interval of 28 meters grading 4.60 g/t gold. On April 28, 2003, however, TNR elected to drop its option to earn an interest in the Rock Creek Project, turning its NovaGold Joint-Venture focus exclusively to the Shotgun Project. With the ability to earn a 70% interest in and to operate the Shotgun Project, management believes that focusing on this joint venture will best serve TNR shareholders. TNR expects to enhance shareholder value through exploration and discovery of new mineable ounces of gold. TNR will channel its efforts to the development of the Shotgun resource and continue to seek partners for its other gold assets.

- continued -

SCHEDULE C: MANAGEMENT DISCUSSION FOR THE YEAR ENDED DECEMBER 31, 2002 (cont'd...)

Subsequent Events (cont'd...)

On February 3, 2003 Tenke Mining Corp. announced that it had scheduled a drill program on the Batidero Project, in which it has an option to earn a 75% interest from TNR. Subsequent to year end Tenke conducted a modest drill program of 5 holes. Results are not available at this time.

On February 20, 2003 TNR announced that exploration had commenced on its Opikeigen Lake Project. A crew mobilized to the area to conduct an extensive IP survey over the Fort Hope Mine and previously discovered gold-zones. Results are being analyzed, and plans are being made for a 2003 drill program.

Financing Summary

In conjunction with the agreement with NovaGold, TNR arranged a private placement to raise $1,200,000 through the issuance of 12,000,000 Units at $0.10 per Unit. Each Unit was comprised of one common share and one warrant for the purchase of one additional common share for a period of one year at an exercise price of $0.21. The Company used the proceeds of the private placement to advance work on the Rock Creek and other projects.

On October 21, 2002, TNR announced that it had closed the private placement of $405,000 with a syndicate led by Dundee Securities Corporation. The Private Placement comprised 2,700,000 Flow-Through Units at an issue price of $0.15 per Flow-Through Unit. Each Flow-Through Unit consisted of one Flow-Through Common Share and one-half non-transferable Common Share Purchase Warrant. Each whole Common Share Purchase Warrant entitles the holder to purchase one Common Share at a price of $0.20 per Common Share for a period of 24 months from the Closing Date. The gross proceeds of the Private Placement will be used for the development of the TNR's Opikeigen Lake Gold Property in Ontario.

In October the Company was given a $30,000 grant by the Ministry of Mines in New Brunswick to continue to explore the Company's Spring project located 25 km WNW of Fredericton. The company utilized the grant in order to drill two drill holes designed to test the projects gold potential to depth. The results did not immediately warrant further exploration.

Liquidity and Capital Resources

As at December 31, 2002 the issuer had 36,416,681 net shares outstanding for a market capitalization of $8,375,837. The issuers working capital surplus as at December 31, 2002 is $397,406 compared with a ($19,736) deficit in December 2001.